AGM RE-SCHEDULED

May 29, 2015 Vancouver, BC – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE MKT: NAK) ("Northern Dynasty" or the "Company") advises that it has re-scheduled its Annual General Meeting of Shareholders from June 18 to July 7, 2015. Details of the time and location will be provided in the Information Circular, which will be posted at www.sedar.com.

About Northern Dynasty Minerals Ltd.
Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset is the Pebble Project in southwest Alaska, USA, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynasty.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and US public filings at www.sec.gov.